Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Keynote Topic—Putting Southeast Asia on the Map with World’s Largest SPAC Merger

- Citi Pan-Asia Regional Investor Conference (June 1, 2021)

ALICIA YAP: Good morning and good evening. Thank you for attending Citi Pan-Asia Regional Investor Conference. This is Alicia, head of Asia Internet Research Base in Hong Kong. We are honored to have invited Mr. Peter Oey, CFO of Grab, as our keynote presenter to kick off the conference today. Peter brings over 20 years of corporate finance and strategic planning experience to Grab. Before joining Grab, Peter served as CFO for LegalZoom, a legal technology solution provider for more than five years. Prior to LegalZoom, he was CFO of mylife.com, the US consumer internet company, and spent over 12 years at Activision Blizzard in various roles, including VP and corporate controller. Good morning, Peter. We are pleasure to have you here today. Thank you so much for giving us the opportunity to host you and to discuss the evolving business prospect of Grab with our investor audience.

PETER OEY: Good morning, Alicia. Hey. Thank you again just for inviting me, and very excited to be here and to be part of the conference.

ALICIA YAP: Yeah. So congratulations on your SPAC deal. so why SPAC versus the traditional IPO? So how do you choose Altimeter Growth Corp as your SPAC sponsor?

PETER OEY: Sure. I get that question asked a lot in the last few weeks since we announced the deal. So the way we think about it is, for us, the focus is always going public. And we looked at various ways for us to go public, whether it’s the traditional route, direct listing, and then we started to entertain the SPAC route towards the tail end when we were evaluating our processes. When we started this process, we went down the path of going the traditional route. Now, it became clear that partnering with Altimeter has lots of benefits and really puts Grab in a strong position, especially over the long-term. Because when we think about going public, it was all about longterm. And it was all about making sure we have partners and shareholders that were actually in the journey with us over a longer time period. And in finding that partner for the SPAC, we also looked for those values which are very important to us-- that long term values and thinking also.

And I would suppose that we got very lucky in meeting up with Brad and his team at Altimeter Capital Markets because there’s two reasons that we see that we just gelled together. The first is that we were able— through his platform, able to really attract the investors that we were really looking for. And if you look at the announcement that we made, some of the investors names that we have on our cap table day one when we make our debut, it’s really about those long-term shareholders.

The second one is around Altimeter as a partner. And that was also very important for us. And they have a long-term view and commitment. And Altimeter believes in Grab’s making a sizable investment in their future. And one of the ways which actually was very surprising to us-- and Altimeter came up on their own of this concept— is really locking up three years of their sponsor promoters—very unusual compared to other SPAC transactions in the marketplace. They’re usually six months, maybe 12 months. But Altimeter has voluntarily agreed to lock up this sponsorship for three years.

The other one around is about similar values. And these are very important to Anthony and Ling, our co-founders— is that Altimeter and Brad believe in the mission— our mission to empower Southeast Asia. And they also wanted to help us to have this broader impact in Southeast Asia. And part of that, actually, we announced a few weeks ago. We’ve created this Grab for Good endowment fund. And Altimeter is actually donating 10% of their sponsor promote shares to this endowment fund for Southeast Asia. And then I would just cap it off here that Brad and Altimeter really has the momentum, has the know-how, and also just the experience to help us grow a business. Brad and the team have experience in building businesses, high tech growth businesses, taking them public. And they’ve been where we are before. And that comes with a lot of experience and wisdom that we value a lot for them to actually impart to the Grab family.

ALICIA YAP: That’s good. That that’s a very good introduction for that. And I think investors definitely look forward for that. And what is Grab? So how are you different from your global peers— for example, Uber or even Lyft?

PETER OEY: Yeah. So maybe I can rewind a little bit back in terms of how Ling and Anthony, our cofounders, started the business. So when they started Grab, it was really to solve real problems that their own friends and their own immediate families faced every day. And they grew up in a time when people didn’t feel safe to travel alone at night, and especially for women. And Ling, our co-founder, has stories, actually, that she shared with us many, many times when she was back in Malaysia. So really, they created a solution to help people get from point A to point B safely. That’s how it all started. And by doing so, they were creating better earning opportunities for taxi drivers, because when we started the business, it was taxi hailing. It wasn’t private car. It was all about taxi hailing at that time. And we were able to also help those taxi drivers who were stuck in a system that, also, they haven’t been innovating themselves. So over the years, the business has evolved. We’ve added private cars. We’ve added two wheels. We’ve added three wheels to mobility. We’ve added deliveries, also, into our infrastructure.

And today the Grab is Southeast Asia’s leading super app. And this is how we’re different to our peers today. The best way to put it-- and I’ll take what some of the investors actually have described us as-- that we’re like the best of Uber, DoorDash, and financials all combined, which is a great way to describe us in one app. And this app is very deeply embedded in the everyday life of Southeast Asia. To give you some stats, more than 25 million of our consumers use Grab every month to eat, to shop, to pay electronically, to buy insurance, and many more other services that we use today. We’ve got roughly more than nine million entrepreneurs who’ve engaged with the Grab ecosystem since our founding. And we’ve also helped to grow a number of medium and small businesses in Southeast Asia to take their businesses from offline to online to reach new customers. And so we really strip everything away. Actually, if you really go down to Anthony and Ling’s vision is they’re committed to a double bottom line, which is actually reflected in a document called the Grab Way, which is to deliver both social impact and shareholder’s returns also in a sustainable manner, which is really critical. Because we’re here to impact, also, Southeast Asia. And we do it through the Grab App.

ALICIA YAP: And you mentioned about those super strategies, right? And I think you mentioned briefly just now about the problems that the founders originally started the company— wanted to resolve. And besides that, what are the biggest problems that Grab is actually looking to solve across the regions as well as you also pursue your super app strategies.

PETER OEY: Yeah, definitely. And we live in a region in Southeast Asia with just so much opportunities for us to help and to actually bring forward. If you look at just what’s happened since COVID since last year, has really widened this inequality in Southeast Asia. The World Bank estimates roughly about 40 million people will either remain in or fall back into poverty this year in our region here. And the most vulnerable— the informal workers, which is so prevalent in Southeast Asia. And small businesses are the hardest hit. So for us, going back again to our mission and the vision of our company is we want to help small businesses come online. We want to help drivers in informal economy become formal economies— able to earn a living. There’s a huge job to be done here to really digitize small and traditional businesses in Southeast Asia. It’s not just getting them registered to an app then expecting all this magic to happen. Actually, we’re doing a lot of work behind the scenes in training them on the tools to help them attract more customers. We help them grow their sales. We also provide financial services to support them, which they didn’t have access before because they just weren’t able to actually access them or afford them. So in the longer term, what we are trying to solve at the end of the day is that how do we create more economic opportunities for everyone in Southeast Asia? We’re very focused in building this virtual core infrastructure of Southeast Asia. So what are they? What are the two big things?

We do a lot of things our way. But if you really strip it down, it comes in two things for us--solve for the last mile distribution. And we’re going to continue to double down on the largest and the most efficient on-demand delivery network for Southeast Asia because our customers want it, our end users want it. And we also want to go to all the different cities in Southeast Asia, even the smaller ones that we still have opportunities to go into. The future of e-commerce is in the same-day, instant delivery. And this is perfect for our network. So that last mile distribution infrastructure for Southeast Asia is what we want to continue to build upon.

The second is, which is a really big undertaking, is to really disrupt and to really change the landscape of the financial services of Southeast Asia so that it’s more affordable and accessible. In Southeast Asia, 6 in 10 people are unbanked or underbanked. And many of the small businesses, micro small businesses, still have trouble accessing working capital today. So our vision— what we want to solve is to unbox all these financial services and fractionalize them, make them affordable for the everyday entrepreneur of Southeast Asia. If you look at Singapore, for example, our drivers, partners, could opt to pay as low as $0.10 per trip to get a $200,000 critical illness insurance coverage that they wouldn’t have been able to afford. And that’s just an example of some of the pain points that we’re trying to solve in Southeast Asia.

ALICIA YAP: In order to do that, I think the infrastructures will have to be ready and advanced. So what is the technology— how is your technology differentiated to cater you pursuing your super app strategies?

PETER OEY: Yeah, sure. So we get a lot of data. And we’re obviously a business of scale. We’re in eight countries. We have operations in more than 425 cities. We have 2 million merchants of transacting. We have 25 million transacting users. We generate a terabyte of data every day-- so millions of terabytes of data that we just consume. So the volume and the frequency of these data that we processed through our platform every day gives us a very unique view on consumption pattern and also consumer behavior across Southeast Asia. And AI and machine learning powers much of the Grab experience today. For example, our routing for our drivers algorithm optimizes, for our drivers— so every ride looks at the attributes of the driver’s profile, the ride history, the location, and the time, the time of day to find the passengers to match as quickly as possible and the most cost-effective way as possible. And this not only helps our consumers also to get a great ride experience. But it also helps our drivers to maximize their earning potential. And that also helps our drivers throughput, so they can actually be more productive while they’re on the road. So there’s very little idle time at the end of the day also. Now, a second piece would be our mapping service. It all started when we were fusing our technology--our native mapping— is that it all started when we have a desire to solve every real customer problem in our region, like Indonesia, where the roads are not like Singapore, or the roads are not like what you see in the US, for example. There’s a lot of these little lanes that are not even mentioned. There’s no street names— that don’t even exist in the third-party providers for maps. But we still need to deliver to those streets. We still need to go through those little lanes at the end of the day. So we work with our drivers to collect and verify a lot of these points of interest as well as collect street imagery via the camera. So we do a lot of mapping for the countries and the cities that we’re operate in today. And this mapping provides us really a key competitive advantage over our peers, but also reduces the reliance on third party map providers that also differentiates the much better customer experience. The other one I would probably— that’s interesting and I would call out here, since we’re talking about more around competitiveness, is we operate our business very hyper-local. And we localize as much as possible to every single city, and to the district, and to the country, et cetera, because we know Southeast Asia has a lot of countries. It’s made up of 11 countries. And each country is very unique of its own services. So for example, in Indonesia we’re highly reliant on prepaid top-ups. So that’s why we’ve rolled out a topups— it was called pulsa in an example, which is highly popular in Indonesia. In markets like Cambodia, you can hail a tuk instead of a bike. So we localize all those things. And also on the app itself, also, for something in Bangkok, you might look very different to what you want to see Phuket. So we even localize that even more also.

And again, it’s customer experience for us it’s important. And also, the consumer experience is also equally as important.

ALICIA YAP: The overall business. And what enabled you to achieve a leading category positions in your markets.

PETER OEY: Yeah. That’s a good question— the competitive landscape. We’re in a region where it is very highly competitive, without a doubt whatsoever. And before probably I answer that question, it’s important to highlight that while the competitive landscape is also intense, the market opportunity is also huge. There’s a very attractive market with the huge TAM. The penetration in the services that we provide today are still very, very nascent. The penetration of online meals ordering is around half of the US and China. The ride hailing penetration is 1/5 of China and 60% of the US. And I mentioned earlier that 6 in 10 adults in Southeast Asia are underserved or unbanked, While seven in 10 in the US and China have adequate access to financial services. So there’s a lot of opportunities here for the Southeast Asian region. So that’s why, I think, from my perspective, there’s room for more than one player in each market. And we have this dynamic, competitive landscape. Now, having said that. We’ve been very fortunate that we have executed extremely well to become the regional leader across ride hailing, our food delivery, and digital wallet payments. And we’ve continued to expand our lead. And also, we feel that— we believe that we’re doing it much more efficiently than anyone else. And how we think about the competitive landscape and how we operate is that a lot of our competitors are either focused into one country or just one vertical— again, goes back to the earlier comment that I made about our super apps strategy, which is across multiple countries and multiple verticals. So on a region-wide basis, we compete against food delivery booking companies, who only deliver food, for example. But a super app strategy— we actually go much broader than that— and because we have the ability to actually cross-utilize and also cross-sell. And this super app strategy has a lot of structural advantage over our competitors. I’ll give you a few examples just to give the audience here some perspective. One of the beauties of a super app strategy is that our fleet, our drivers can toggle between all the different services between mobility and delivery. So if I’m a I’m doing a ride-hailing service in the morning, I can switch across to food delivery during the breakfast hours also. I can then switch to a parcel delivery during my mid-morning, for example, also. So and that ability to toggle between all the different services and products means that our drivers also are always not idling and also the throughput is high, but also drives our driver cost down. Our incentives also come down. And secondly, our customer acquisition cost is much lower because we can easily cross-sell services to the same consumer, and leads to better cohorts, better retention, better cost of service, and also a higher lifetime value. So there’s a lot of benefits to this super app strategy that sometimes people might underestimate, and also has the competitive edge we feel and we believe over our competitors.

ALICIA YAP: That’s great. And then would you able to elaborate, how is the current regulatory environment in the region? So among your businesses, which segment has been facing or will be facing will operation challengers or even the regulatory headwinds?

PETER OEY: Yeah. We’re in an industry where I think you’ve seen some of the pressures from regulatory government, whether it’s-- especially in the US, you’ve seen that. You’ve seen that also in Europe. And now in Southeast Asia here, we’ve been quite fortunate, actually, to have a very supportive regulatory environment around us. And part of that is because of that hyper-localness that I talked about earlier— the fact that we are on the ground. We’re focused in partnering with all the different government agencies, whether it’s at country level, state level, or county level, city level, et cetera. If you think about what we’ve done, say, in Malaysia, our digital wallet was the only non-government linked wallet that the Malaysian government asked us to distribute COVID relief aid to the Malaysians. In Indonesia, we were working with the government there to set up drive-through vaccination services not just for our drivers, also, but for the general population. In Singapore, we’re working with the government to develop one of the first digital banks in the region alongside with Singtel as our joint venture partners. So all of these elements are examples of just how we’ll be partnering with the government, and which actually has helped us in terms of overcoming and also— overcoming the hurdles of the regulatory environment. And also, it goes back to, also, our social mission. At the end of the day, we want to make an impact on Southeast Asia. We want to create that economic empowerment, which is a lot of pressing issues with governments that they also need to solve at the end of the day. So that partnership, the trust that we’ve built with the various government bodies has really helped us to really operate in those countries and cities that actually has probably has created more help than hurts for us.

ALICIA YAP: But maybe drill down a little bit on these questions— again, among your businesses, so mobility, holdings, financial services, which one that you foresee that you could face more challenges down the road or maybe the headwinds from the regulatory side.

PETER OEY: Yeah. I mean, I think where we see where the most regulatory framework in Southeast Asia is probably on the financial services side. It’s a very regulated, obviously, and for the right reasons. You’re dealing with, obviously, sensitive— you’re dealing with money, et cetera. And we’re definitely very mindful of that, hence why we took all the efforts in getting digital licenses for all the countries that we operate in today. We got lending. We took our time and worked hard to get the lending licenses across the countries that we operate in. We got insurance licenses also. So all those licenses, we built one by one in the last couple of years or so. So again, I think it’s heavily regulated for the reason which we support. And I think it’s the right is the right way to do it. But also at the same time, I think we’re working with the government also, because as we unbox the financial services in Southeast Asia, it is a new space for a lot of the regulators. And we’re working with those regulators also to see how we can, as we unbox them, can actually benefit also the end user, which is who we’re trying to impact at the end of the day.

ALICIA YAP: So talking about the financial services, do you have interest in applying the digital bank licenses in other countries. How difficult would that be?

PETER OEY: Yeah. Well, first of all, I think we’re very fortunate that the Singapore government and the MAS has supported us, along with Singtel, for us to build out the first digital bank in Southeast Asia. And so we’re very fortunate, and we thank them for that. And we’re in the early process of building this out. And building a bank, whether it’s retail, physical, or digital takes time. And it’s a lot of work. And we’re in that early process at the moment. But we’re also looking out for, again, we want to impact Southeast Asia. And we’re always on the lookout for new opportunities, because it’s a big market, and it’s a big opportunity at the end of the day. And I think we’re very focused now in just making sure our Singapore digibank is off to a great start. And we’ve got, obviously, relationships and partnerships with other players also outside of Singapore. So we’ll take our time and look at where the opportunity is right. We’ll go into the digibank space outside of Singapore. But currently, we’re very focused in making sure that our first Singapore digibank is Asia is off to a great start.

ALICIA YAP: Sure. All the best for that and definitely looking forward. So and then maybe switch gears a little bit-- in terms of-- drill down a little bit more details among your three business unique groups— the mobility for delivery, financial services, as we mentioned. What are the areas of improvement that you hope to see out of your current business?

PETER OEY: Yeah, sure. There’s just so much opportunities if you see the future growth of just the market itself and then Grab as a company. Again, the time is big. And COVID has really accelerated the digitization of Southeast Asia. If I just take deliveries to start with, our delivery business is less than three years old. And we’ve been able to grow that business very quickly and been blessed with a leadership in our market today in all countries. But at the same time also, we see a significant growth opportunity. There is a structural shift that we’ve seen in consumer demand for food services. We’re not just seeing it in Southeast Asia. We’re seeing it pretty much everywhere around the world today— that on demand for cooked food— and uncooked, also, for grocery is accelerating. We also believe that even post-COVID, when everything goes back to normal one of these days, that the user adoption for food delivery service will continue to remain. A good example for us is our delivery business still continues to grow, even after lockdown has been lifted in certain countries. We’ve been monitoring as countries come in and out, in Southeast Asia, of lockdowns. And Singapore is a classic case where they’ve just gone to lockdown again— so they were in a lockdown in the last couple of weeks. Prior to that, where things were more normal, our food delivery business was still growing month on month, quarter on quarter. So there is that structural shift that we’re seeing. And as we continue to leverage our super app synergies, we are going to become more cost efficient also. Now, that cost efficiency then we can take to other on-demand services and deliveries— and those are, for us, especially on our grocery deliveries. While you’re also seeing cooked food, but you’re also seeing uncooked food also— the demand for grocery and every needs for the consumer. And so we’re also expanding in that sector of delivery. And then there is also just the parcel or the last mile delivery, when you need that particular product, when you want that particular package to be delivered from here to somewhere else, you don’t want it the next day. You want that thing delivered now. I need it now or I need it the same day-- that we also have worked out really well for us because of the infrastructure that we built around our driver infrastructure. So there’s just still many opportunities in deliveries we see today. And again, it’s a business for us that--the delivery business is EBITDA positive for us in five out of the six core markets that we’re in today. And by 2022, we expect our delivery segment to achieve north of 9% segment EBITDA margin— so lots of opportunities in deliveries where we stand today. Around financial services is also lots of opportunities, whether it’s in digital wallets, especially around cashless payment adoption, especially around— what, really, COVID has accelerated its cashless. That safety in not having to touch cash is becoming more important in the society of Southeast Asia today. And we’re there to help and accelerate that with our digital wallet. And also, not just that, but also in other areas of financial service— in lending. For example, most of Grab’s loan today are deployed to drivers, because we know how much our drivers earn. We’re able to help build their credit profile. And also, we want to help them benefit at the same time. So whether it’s lending with a digital wallet, whether it’s insurance, lots of opportunities in financial services. And lastly, just on mobility, people sometimes will say, hey, Peter, with mobility, with COVID, do you think it’ll ever bounce back? Will it ever go back to normal? It’s a good question. And we believe that it will, because we can see that as countries come in and come out of lockdowns--and we’ve got a lot of tourism in Southeast Asia— we have seen our mobility business bounce back pretty rapidly. And the recovery is quite amazing, actually, when people are actually back out again. Whether they’re going shopping, going to school, going to work, or whatever it is that they’re doing, they’re actually adopting a new way of motor transport in getting to that and using our on-demand services— so another structural shift that we’ve see in our mobility business in Southeast Asia. So I think there’s a lot of opportunities across all our verticals today. And I think we just— we’re just getting started with all the different segments that we’re in.

ALICIA YAP: Thank you, Peter. Just out of curiosity on the mobility on during the pre-COVID period— do you rely quite a lot from the tourists to actually taking your service?

PETER OEY: No, I would say probably our tourists is probably about 10% of our mobility business. Yeah. That includes airport rides and those sort of things. We do rely a fair amount on the domestic business or the companies that are operating today.

ALICIA YAP: That’s right. So that’s why you see the very strong rebound post COVID coming out from there.

PETER OEY: Yeah. I mean, Singapore is another classic example where our mobility business— it’s already at pre-COVID levels. And that’s without— no one’s going to the airport, to Changi. It’s all domestic business.

ALICIA YAP: OK. Great. So then can you share about the new initiative beyond what you have in the three business segments? So any new initiative that you plan to venture into if there’s any in each of the segments?

PETER OEY: Yeah, we’ve got a lot on our plate without a doubt. And the super app strategy is really what it boils down to. Anything that we want to add, whether it’s a new initiative or a new product or a new services, it wraps around that super app strategy that we’re very, very laser focused on, because really this, for us, is the key to our growth— and just so much advantages in terms of solving customer pain points, like solving lifetime value, unit economics, and retention from that super app strategy. And there’s probably three areas that we think this is-- we’re very excited to double down. I spoke a little bit earlier about on the delivery side, just how-- on last mile delivery. Our consumers are changing their pattern. They’re doing more online. They want more on-demand delivery for various things, not just food, not just rides. They want deliveries for many, many things now. And they want that on demand. So there are opportunities for us to expand our deliveries business, especially around what we call our Grab Express business— our last mile delivery. And second, I would say that going back to our roots to really help these micro entrepreneurs— so everyday entrepreneurs in Southeast Asia— how do we help them grow their business how do we digitize all their businesses and so that they can earn more? They can go online. They that can get familiar with digital marketing to attract a much larger audience. So we’ve got initiatives that we’re working on to help those everyday entrepreneurs. And then third, I would say around the financial services is-- insurance has been a huge success for us so far in the last couple of years. It’s only a two-year-old business for us. We’ve done over $130 million paid for policies since we launched last year, which it’s quite amazing. We’ve launched micro investment products also so you can invest and save with just $1 in your wallet. So there’s all these unique fractionalized insurance or micro investment products that can really transform the financial services and make it more accessible. So that also excites us because it really can disrupt and unbox the financial services for Southeast Asia.

ALICIA YAP: Great. So then, what about outside of Southeast Asia— so any interest in replicating your success and spending outside of Southeast Asia as we see one of all our peers, actually, already in some other regions?

PETER OEY: Yeah. Look, Southeast Asia has 660 million people, has thousands of cities, and the need is still there. So we’re very, very focused on Southeast Asia. There’s just so much that we want to do still in the region. So it would be, I think, wrong for us to venture outside of Southeast Asia if we haven’t solved our home region first. So we’re very, very focused on Southeast Asia.

ALICIA YAP: I see. But what if, let’s say in five, 10 years later, when you solve most of the problems or you already have embrace the penetration rate in Southeast Asia, if there is an opportunity for you to go outside— any countries or regions that you think would be similar interesting?

PETER OEY: For us, Southeast Asia, as we solve mobility, delivery, and in financial service, we’ll probably find something to solve something else for Southeast Asia. There’s just so much passion for us and-- especially for our co-founders, Anthony and Ling. To them, it’s actually all about Southeast Asia. So I see if we were able to solve the three segments that we talked about, they’ll probably find a fourth one and a fifth and sixth one that they’re trying to solve pain points, because I think the need is just so much in Southeast Asia overall, outside of mobility, delivery, and also financial services.

ALICIA YAP: Understood. And then, let’s maybe switch gears to understand a little bit the culture of the company. So regarding talent— so talent managements. I’m sure talent is most important, right? If you ask across most of the senior management, founder, CEO, they’re always feeling the pressure of finding good talent into the company. So maybe can you elaborate how Grab actually organize and structure the business units and the reporting line. So do you structure the management leadership by country? Or, is it by the business line and then you have a dotted line to the country head? And how do you describe the cultures of Grab?

PETER OEY: Sure. Yeah. So maybe before I answer your question around how it’s structured, I Can go back and unwind a little bit in terms of the core values of Grab, which I think is important. You talk about culture— because I think to Anthony and Ling, to all of our Grabbers, it starts with culture first. And the talent actually then lays on top of that culture. At Grab, we’re very much very value driven. And our set of core values can be defined as by the 4 H principles behind me here. So we have heart, honor, humility, and hunger. What heart is-- heart is we care for and serve our communities. Honor, for us, is we want to do the right thing and keep to our word. Humility is we’re not perfect. We’re self-aware. And we got to constantly improve. And for hunger is that we have the grit or the passion to do what it takes. So this 4 Hs has been embedded for many, many years within Grab. I think it starts with that. That’s really the underlying foundation of our culture. And what the 4 H has really become is a key tenet of what we call, internally, as the Grab Way. Now, the Grab Way is how we expect to maintain our culture as we scale, because as company gets bigger and bigger, that culture to maintain— that 4 H culture gets really hard, because there’s just more inputs. There’s just more permutations and there’s just more variability as you get bigger and bigger. We have now close to, what, 7,500 full-time employees around the world. And we have another 4,000, 5,000 temporary workers also. So there’s a lot of there’s a lot of Grabbers that we want to make sure that culture is maintained and retained. So the Grab Way helps us-- creates that adaptability at scale. And if you’re curious, the Grab Way document is actually available on our investor relations website. You can download it. We make it publicly known to the outside world, because it really talks about our culture. It really talks about how Ling and Anthony started the business and what’s important to them. And we actually make our investors read it also. So for those investors listening, thank you for reading the Grab Way document, because it’s really helps to-- it actually puts a framework in terms of how we make decisions within Grab, and we can execute very quickly. So that’s the culture. So as we extend to the next is-- and then how do we operate within those culture and those frameworks— that, again, we’re very hyper-local. So with that culture comes the hyper-localness at the country level. We empower each country to operate in terms of what is right for that country. And they go even— go to the next level, into the cities of those countries. So we have country managers. We have city managers. And they drive the business model. They drive what’s relevant for that market that they are trying to expand and also serve at the end of the day. And we give them full autonomy for them to do that. They know best how to execute their market and then ask for it at the regional. And we also have what’s known as a One Grab concept. So within that hyper-localness also, within the Grab Way, is just One Grab, where all the different lines of products and services come together on one ecosystem. So it’s very easy— as they get bigger and bigger, you have more products and services, you have more and more countries— that people want to maximize, perhaps, their own specific products and services, et cetera. And that One Grab really puts the wrapper around everything into one ecosystem so that it’s all about making sure our drivers, our merchants are being successful, and also making our end user also successful— the end user experience is also magical and also it benefits them at the end of the day. And that’s the One Grab lens that we want to take.

So when we want to release a product, we think about that feature. How does it impact that particular end user? How does it impact that country and that’s going to actually be rolled out on. And how is that going to impact the whole other services that we have within that super app. And that One Grand mentality puts that framework into perspective.

ALICIA YAP: And what about, how do you attract the talent— so in terms of rotating them, like, train them from ground up?

PETER OEY: Yeah. We’re big proponents of what we call internal mobility, where we’re shifting people around, getting them to more experience, whether it’s a country that they want to go to get experience in the particular city, or country, or different departments also. There is that internal mobility that we encourage quite adamantly internally. Now, obviously, we also look for external talent also at the same time.

It’s not easy. And it’s a very competitive market. It’s a competitive region, also, with talent at the end of the day. But again, we stick to our core values. And when we look for new talent, we always start with, instead of the technical skill set is, let’s 4 H. Where’s your heart? Where’s your honor, your humility, and your hunger? Because that’s how we operate the business today. And that’s important. And it’s more about the culture fit first of all than anything else. So we make that very, very known during the interview process. And for some, we attract talent through that way. For some, it’s not for them, which is fine. It’s OK. It’s all right. But we’re very transparent in the way we bring talent into our ecosystem.

ALICIA YAP: Sure and then maybe lastly to the founders— so how do they really share the responsibility? And how does senior management come along and work together in terms of the future planning and also the current operations?

PETER OEY: Sure. Anthony and Ling are amazing to work with. I mean, we have ExCo, executive committee that we operate in. There’s five of us. And Anthony is very hands on. He’s an operational operator, which is great. He’s really on the ground.

He loves meeting the drivers. He loves meeting the merchants. He loves spending time with the end user also— again, that localness of Anthony, which is so fantastic. And then you’ve got Ling really just complimenting, helping on the technology side, on the product side of the house, and managing risks. We work really nicely as a team together. We have Chin Yin, our chief people officer, also. And so you’ve got, also, Ming, who is our president, who’s been with the company for many, many years. And we as a team, really, we empower all our leaders to be able to execute the business and also move the business forward. So we’re very fortunate. That cohesiveness and that division of responsibility has really worked for us. And again, we’ve got to act this 4 H that we talked about. And that’s very important to us, that we also, as leaders of the organization, are also very, very true to the 4 H that we operate in. And Anthony and Ling fantastic in reminding us that, constantly, the Grab Way is the way.

ALICIA YAP: That’s great. So we are coming up with the time. So maybe, Peter, do you have any final remarks or the take away that you can share with our audience today?

PETER OEY: Sure. I mean, probably a few things— Grab today, I think, serves in a region which is, to us, has so much need. There’s a lot of pain. There’s a lot of issues and challenges that we want to help and solve. And the market is huge. There’s a big opportunity for us. And we’re constantly just making sure that when we execute our business that we are sticking to our core values at the same time. And again, we’re building a great customer and end user experience at the same time also, and we don’t take shortcuts to get there. And we believe in the long-term view of the business. For us to go public, it really is less about capital for us. It’s actually more about building a sustainable business— a business that’s going to last for generations, a business that will make an impact on Southeast Asia. And that’s what it’s important to us Grabbers. That’s why we come to work for Grab. And that’s what we believe in, we’ve been called to serve. So I will leave those thoughts with the listeners in the audience. For those who use Grab services, thank you very much for using Grab. Again, we want to hear your feedback also. We want to learn more and more. But the days are-- we’re just getting started. There’s still a big opportunity ahead of us.

ALICIA YAP: Great. Thank you. I think with that, we’re going to wrap up these sections today. So on behalf of Citi, I would like to thank Peter Oey for your time today, and also sharing the thoughts and also the prospect of the company. And thank you, investor, for listening in, and hope this will give you guys a good take away. So have a good day, everyone.

PETER OEY: Thank you, Alicia. Thank you, everyone, for listening.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.